UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 9, 2009
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity and Softstar Entertainment Reach Settlement
Seoul, South Korea — December 9, 2009 — GRAVITY, Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), an online game developer and publisher based in South Korea, today announced that Softstar Entertainment Inc. (“Softstar”), a Taiwanese online game developer and publisher, and the Company have reached a settlement in the lawsuit pending in the High Court of the Republic of Singapore.
Under the deed of settlement, Gravity agreed to pay US$ 2 million to Softstar. The Company reflected accrual for the settlement of KRW 1,676 million, the balance after deducting the license fee paid by Softstar in 2005, in its financial result for the third quarter ended September 30, 2009. As a part of the settlement, the Company and Softstar have mutually agreed to cease all the claims and counterclaims against each other. The parties also have agreed not to bring any further actions against each other as regards to the matters.
In October 2006, Softstar, Gravity’s former licensee in Taiwan, Hong Kong and Macao for R.O.S.E. Online (the “Game”) filed a lawsuit against the Company insisting that the game program for the open beta testing of the Game in Taiwan which was provided by the Company was different from the program used for the closed beta testing and was materially deficient, thereby causing them to incur a loss in their business. The license agreement with Softstar, which was entered in February 2005, was terminated by the plaintiff in December 2005 and the open beta testing of the Game in Taiwan was terminated in March 2006. The Company counterclaimed in October 2007 against Softstar for breach of the license agreement as Softstar unilaterally postponed and eventually cancelled the commercial launch of the Game in Taiwan though the parties mutually agreed to commercially launch the Game on August 2, 2005.
The Company has denied and continues to deny any and all allegations of wrongdoing in connection with this case, but believes that given the uncertainties and costs associated with the lawsuit, the settlement is in the best interests of the Company and its shareholders.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 38 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 12/09/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer